October 9, 2007

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Tennessee Valley Authority
Item 4.01 Form 8-K
Filed October 2, 2007
File No. 0-52313

Dear Mr. Moran:

This letter sets forth the responses of the Tennessee Valley Authority (TVA) to the comments set forth in your letter dated October 2, 2007, in connection with the Item 4.01 Form 8-K filed by TVA with the Securities and Exchange Commission on October 2, 2007.  For ease of reference, we have set forth each comment in the Staff’s letter followed by TVA’s response.

Comment 1.

It appears the circumstances you describe represent a future dismissal of your independent accountants.  Please note that you are required to file an amended Form 8-K when PricewaterhouseCoopers LLP has completed all audit related work with respect to their engagement.  We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date.  The amendment should include another letter from PricewaterhouseCoopers LLP confirming that they agree with the updated disclosures, if true.  Please acknowledge this obligation to file the Form 8-K amendment.

Mr. Michael Moran

Response to Comment 1.

TVA understands the need to file an amended Form 8-K when PricewaterhouseCoopers LLP has completed all audit-related work with respect to its engagement with TVA.  The amended Form 8-K will disclose the date PricewaterhouseCoopers LLP completed its audit work and will state, if true, that there were still no disagreements or reportable events through this date.  The amendment will also include another letter from PricewaterhouseCoopers LLP confirming that, if true, it agrees with the updated disclosures.

Comment 2.

We believe the dismissal of auditors and the engagement of new auditors are two separate events.  You state that the Audit and Ethics Committee approved the engagement of Ernst & Young; however, you do not specifically state that they also approve the dismissal of PricewaterhouseCoopers LLP.  Please revise to do so.  We would not object to this revision being made in the amendment filed in response to comment 1 of this letter, if management determines that to be appropriate.

Response to Comment 2.

In the amended Form 8-K that TVA files in response to Comment 1, TVA will specifically state that the Audit and Ethics Committee recommended that the Board of Directors approve the dismissal of PricewaterhouseCoopers LLP as TVA’s independent accountant and that the Board of Directors approved the dismissal of PricewaterhouseCoopers LLP as TVA’s independent accountant.

As a point of reference, TVA is a wholly-owned corporate agency and instrumentality of the United States created by Congress.  It exists and operates pursuant to the Tennessee Valley Authority Act of 1933, as amended, 16 U.S.C. §§ 831-831ee (2000 & Supp. V 2005) (the TVA Act).  Section 2(g)(1)(M) of the TVA Act provides that the TVA Board shall “engage the services of an external auditor for the Corporation.”  This provision conflicts with the auditor appointment provision of section 10A(m)(2) of the Securities Exchange Act of 1934, which states that “[t]he audit committee of each issuer . . . shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer. . . .”

Mr. Michael Moran

Paula Dubberly’s December 14, 2006 letter addressed this conflict in the two statutes as follows:

Based on the facts presented and on your opinion that the there is a conflict between specific requirements of the TVA Act and the Exchange Act, the Division of Corporation Finance will not recommend enforcement action if, rather than complying with Section 10A(m)(2) of the Exchange Act with regard to the appointment of a registered public accounting firm, TVA complies with Section 2(g)(1)(M) of the TVA Act.

Based on this, TVA believes it is appropriate to respond to Comment 2 by stating in the amended Form 8-K that the Audit and Ethics Committee recommended that the Board of Directors approve the dismissal of PricewaterhouseCoopers LLP as TVA’s independent accountant and that the Board of Directors approved the dismissal of PricewaterhouseCoopers LLP as TVA’s independent accountant.

In connection with responding to your comments, TVA acknowledges that:

•	TVA is responsible for the adequacy and accuracy of the disclosures in the Item 4.01 Form 8-K filed by TVA on October 2, 2007;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Item 4.01 Form 8-K filed by TVA on October 2, 2007; and

•	TVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you have any questions regarding this response, please contact me at (865) 632-2157, or Mike Wills, Assistant General Counsel, Finance, at (865) 632-7778.

Sincerely,

/s/ Randy Trusley
Randy Trusley

Mr. Michael Moran

cc:           Mr. Michael A. Herman
PricewaterhouseCoopers LLP
One North Wacker
Chicago, Illinois 60606

Ms. Diane T. Wear
PricewaterhouseCoopers LLP
Suite 280
2030 Falling Water Road
Knoxville, Tennessee 37922